UNITED STATES
      SECURITIES AND EXCHANGE COMMISSION
            WASHINGTON D.C.  20549


                   FORM 11-K

(Mark One)

(X) Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee
     Required)

For the Year Ended December 31, 1999

                        or

(   )   Transition Report Pursuant to  Section
15(d)  of the Securities Exchange Act of  1934
(No Fee Required) for the Transition Period from ________ to _________


        Commission File Number 1-09100


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

   Gottschalks Inc. Retirement Savings Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               Gottschalks Inc.
            7 River Park Place East
               Fresno, CA  93720
                (559) 434-4800





                   SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee
(or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Gottschalks Inc.
Retirement Savings Plan

Date:    June 6, 2000

By  /s/  Michael S. Geele
         Senior Vice President/Chief Financial
         Officer



               GOTTSCHALKS INC.
            RETIREMENT SAVINGS PLAN

             FINANCIAL STATEMENTS

          DECEMBER 31, 1999 AND 1998




               GOTTSCHALKS INC.
            RETIREMENT SAVINGS PLAN

             Financial Statements

    Years ended December 31, 1999 and 1998


               Table of Contents

Independent Accountants' Report                                 4

Financial Statements:

Statements   of   Net  Assets  Available   for
Benefits                                                        5
Statement  of Changes in Net Assets  Available
for Benefits                                                    6
Notes to Financial Statements                                   7






To the Participants and
Plan Administrator of the
Gottschalks Inc.
Retirement Savings Plan

        INDEPENDENT ACCOUNTANTS' REPORT

     We  were  engaged to audit the  financial
statements  of the Gottschalks Inc. Retirement
Savings  Plan  (the Plan) as of  December  31,
1999  and 1998, and for the years then  ended,
as   listed  in  the  accompanying  table   of
contents.  These financial statements are  the
responsibility of the Plan's management.   Our
responsibility  is to express  an  opinion  on
these   financial  statements  based  on   our
audits.

     We  conducted  our audits  in  accordance
with      generally     accepted      auditing
standards.   Those standards require  that  we
plan   and   perform  the  audits  to   obtain
reasonable   assurance   about   whether   the
financial  statements  are  free  of  material
misstatement.  An audit includes examining, on
a  test basis, evidence supporting the amounts
and  disclosures in the financial  statements.
An   audit   also   includes   assessing   the
accounting  principles  used  and  significant
estimates  made  by the Plan's management,  as
well   as  evaluating  the  overall  financial
statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

By /s/Mohler, Nixon & Williams
------------------------------------------
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 6, 2000




                                     GOTTSCHALKS INC.
                                 RETIREMENT SAVINGS PLAN

                          STATEMENTS OF NET ASSETS AVAILABLE FOR
                                         BENEFITS



                                      December 31,
                                   ------------------
                                   1999         1998
                                   -----       ------

Investments, at fair value       $21,056,466   $16,822,472
                                  ----------    ----------
   Assets held for investment
    purposes                      21,056,466    16,822,472

Employer's contribution
    receivable                       106,325        94,061
                                  ----------    ----------
   Net assets available for
     benefits                    $21,162,791    $16,916,533
                                  ==========     ==========





    See independent accountants' report and
  accompanying notes to financial statements.






                                GOTTSCHALKS INC.
                             RETIREMENT SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS





                                              For the years ended
                                                 December 31,
                                            --------------------------
                                              1999            1998
                                            ----------      ----------

Additions to net assets attributed to:

  Investment income:
     Dividends and interest                $  583,236       $  403,746
     Net realized and unrealized
      appreciation in fair value of
        investments                         2,029,012          427,410
                                            ---------        ---------
                                            2,612,248          831,156
                                            ---------        ---------

  Contributions:
     Participants'                          3,120,929        3,168,937
     Employer's                               532,059          338,449
                                            ---------        ---------
                                            3,652,988        3,507,386
                                            ---------        ---------
            Total additions                 6,265,236        4,338,542
                                            ---------        ---------

Deductions from net assets attributed to:

   Withdrawals and distributions            1,920,349        1,443,085
   Administrative expenses                     98,629           68,993
                                            ---------        ---------

           Total deductions                 2,018,978        1,512,078
                                            ---------        ---------
     Net increase in net assets             4,246,258        2,826,464
                                            ---------        ---------
     Net assets available for benefits:

           Beginning of year               16,916,533       14,090,069
                                           ----------       ----------
           End of year                    $21,162,791      $16,916,533
                                           ==========       ==========


              See independent accountants' report and
             accompanying notes to financial statements.



                                GOTTSCHALKS INC.
                             RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1999 and 1998

Note 1 - The Plan and its significant accounting policies:

     The following description of the Gottschalks Inc. (the Company) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan that was established in 1986 by the Company to provide benefits to eligible employees. The Plan covers all full-time employees of the Company who have a minimum of one year of service with not less than 1,000 hours of service, are age 21 or older and not otherwise covered by a collective bargaining agreement, or a leased employee.

      The  Plan  was amended to change the definition of compensation such  that
only  compensation  earned  subsequent  to  employee's  participation  date   is
recognized.

     The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration -

     The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. A third-party administrator, appointed by the Committee, processes and maintains the records of participant data. The Company has contracted with The Charles Schwab Trust Company (Charles Schwab) to act as the trustee. All significant expenses incurred for administering the Plan are paid by the Company, except for loan fees, which are paid by participants and an annual management trustee fee ranging from 0.08% to 0.12% of Plan assets, which is paid by the Plan.

Basis of accounting -

      The financial statements of the Plan are prepared on the accrual method of accounting. Participant and Company contributions are recorded in the period during which the Company withholds payroll deductions from participant's earnings. Company discretionary contributions are recorded in the period to which they relate. Benefits are recorded when paid.
Investments -

     During 1999 and 1998, investments of the Plan were held by Charles Schwab, and invested based solely upon instructions received from participants for participant directed funds. Participants could direct their employee contributions among any of the investment options. No assurance of actual fund performance can be given. Employer contributions to the Plan are non-participant directed and invested in the Gottschalks Inc. Common Stock Fund.

     Fund options available to Plan participants during the year ended December 31, 1999 and 1998 were as follows:

     Schwab Value Advantage Fund - Funds were invested in a money market account.

     Strategy Portfolio Funds - Funds were invested in five diversified strategy portfolios consisting of Strong Advantage Fund, Warburg Pincus Fixed Income Fund, Loomis Sayles Bond Fund, Federated High Yield Fund, PIMCO Foreign Fund, Schwab S & P 500 Fund, Sound Shore
     Fund, Managers Special Equity Fund, Davis Real Estate Fund and Janus Worldwide Fund. The allocation of investments within each of the portfolios varies among the funds to provide for different levels of risk.

     Mutual Funds - Funds were invested in individual mutual funds including Strong Advantage Fund, Warburg Pincus Fixed Inc. Fund, Loomis Sayles Bond Fund, Schwab S & P 500 Fund, Sound Shore Fund, Managers Special Equity Fund, and Janus Worldwide Fund.

     Gottschalks Inc. Common Stock Fund - Funds were invested in common stock of Gottschalks Inc.

Cash and cash equivalents -

     All highly liquid investments purchased with an original maturity of three months or less (generally money market funds) are considered to be cash equivalents. These investments are usually held for a short period of time, pending long-term investment.

Income taxes -

     The Plan has been amended since receiving its latest favorable determination letter dated April 10, 1998. However, the Company believes that the Plan is operated in accordance with, and continues to qualify under the applicable requirements of the Internal Revenue Code, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.
Reconciliation of financial statements to Form 5500 -

       The differences between the information reported in the financial statements and the information reported in the Form 5500 arise primarily from presenting the financial statements on the accrual basis of accounting.

Reclassifications -

      Certain reclassifications were made in the 1998 financial statements to conform with the 1999 presentations.

Estimates -

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and uncertainties -

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

New accounting pronouncement -

In September 1999, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position
(SOP) 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters." This SOP eliminates the previous requirement for a defined contribution plan to disclose participant-directed investment programs by fund.

The Plan has adopted SOP 99-3 in its financial statements for the years ended December 31, 1999 and 1998.

Note 2 - Related party transactions:

     Certain Plan investments are in mutual funds managed by Charles Schwab. Any purchases and sales of these funds are open market transactions at fair market value. Such transactions, although considered party-in-interest under ERISA regulations are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA.

Note 3 - Participation and benefits:

Participant contributions -

     Effective January 1, 1999, participants may elect to have the Company contribute a percentage, from 1% to 20%, of their eligible pre-tax compensation up to the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation.
Contributions withheld are invested in accordance with the participant?s direction and are allocated to funds in whole percentage increments.

     Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions -

     The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. The Company's contributions may be made in the form of cash or common stock of the Company. An employee must be employed on the last day of the Plan year and have made a contribution to the Plan. During 1999, the Company made discretionary contributions on a quarterly basis of up to 3% of a participants' quarterly eligible compensation. The
Company's actual contribution is reduced by available forfeitures, if any, during the Plan year. During 1999, the Company made matching contributions of approximately $540,000, which includes forfeitures of approximately $22,000, and during 1998, the Company made matching contributions of approximately $340,000, which includes forfeitures of approximately $18,000.

Participant accounts -

     Each participant's account is credited with the participant's contribution, Plan earnings or losses, administration fees and an allocation of the Company's contribution, if any. An allocation of the Company's contribution is based on participant contributions, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Payment of benefits -

     Upon termination, the participant or beneficiary will receive the benefits in a lump sum amount equal to the value of the participant's vested interest in his or her account. The Plan allows for automatic lump sum distribution of participant vested account balances that do not exceed $5,000.

Loans to participants -

     The Plan allows participants to borrow not less than $500 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant's vested balance. Such loans bear interest at the prime rate plus 1% and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a primary residence in which case the maximum repayment period is 15 years. Interest rates on outstanding participant loans currently range from 7.82% to 10.49%. The specific terms and conditions of such loans are established by the Plan administrator.

Vesting -

     Participants are immediately vested in their salary deferral, rollover contributions and related earnings. A participant vests ratably and is fully vested in the employer's matching contributions allocated to their account after four years of credited service or after age 65, or because of disability or death.

Note 4 - Investments:

     The following table includes the fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:

                                            1999             1998
                                           ------           ------
     Cash                                              $   277,899
     Schwab Value Advantage Fund        $ 1,183,453        941,921
     Strategy Portfolio Funds            11,744,999      9,064,773
     Mutual Funds                         3,152,405      1,605,528
     Gottschalks Inc. Common Stock Fund   1,424,762      1,481,716
     Gottschalks Inc. Common Stock Fund   2,738,956*     2,592,814*
     Participant Loans                      811,891        857,821
                                         ----------      ---------
                                        $21,056,466    $16,822,472
                                         ==========     ==========
     * Nonparticipant-directed

     During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                           1999           1998
                                          ------        ------
     Strategy Portfolio Funds           $1,624,392     $ 612,359
     Mutual Funds                          533,726       155,668
     Gottschalks Inc. Common Stock Fund   (129,106)     (340,617)
                                         ---------      --------
                                        $2,029,012     $ 427,410
                                         =========      ========





Note 5 - Nonparticipant-directed investments:

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows at December 31:

                                        1999           1998
                                       ------         ------
     Net assets:                    $2,738,956     $2,592,814
                                     =========      =========


                                        Years ended December 31,
                                          1999         1998
     Changes in net assets:               ----         ----

          Contributions                 $519,795     $484,495
          Net depreciation               (86,794)    (207,562)
          Benefits paid to participants (286,859)    (248,407)
                                         -------      -------
                                        $146,142     $ 28,526
                                         =======      =======


Note 6 - Party-in-interest transactions:

     Employer contributions are invested in common stock of the Company. In addition, as allowed in the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock was as follows at December 31, 1999 and 1998:

     Date      Number of shares      Fair value         Cost
     ----      ----------------      ----------         ----
     1999          557,820           $4,163,718      $4,892,713
     1998          533,471           $4,074,530      $4,692,978

Note 7 - Plan termination and/or modification:

     The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

Note 8 - Subsequent event:

      As of May 31, 2000, Plan assets have decreased in value since December 31, 1999 by approximately $1,650,000 due to market fluctuations.